RMS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SE
FEB 22 2017
15 REGISTRATIONS BRANCH



17005266

OMB APPROVAL
OMB Number: 3235-0123 Expires: May 31, 2017 Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Boulevard
(No. and Street)

Glastonbury (City) CT (State) 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gritzer (860) 368-2913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

350 Church Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gritzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, USI Securities, Inc.

Title



Notary Public

SUSAN M. FULLWOOD
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound separately).
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI Securities, Inc.

Report on Statements of Financial Condition
and
Report of Independent Registered Public Accounting Firm

December 31, 2016 and 2015

USI SECURITIES, INC.

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc. (a Delaware corporation) as of December 31, 2016 and 2015, and the related notes to the financial statements. These financial statements are the responsibility of USI Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2016 and 2015 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Hartford, Connecticut
February 14, 2017

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
Current assets:		
Cash	$ 2,865,442	$ 2,128,400
Commissions receivable	132,744	127,098
Other current assets	12,855	19,018
Total current assets	3,011,041	2,274,516
Property and equipment, at cost:		
Furniture and fixtures	719	719
Less accumulated depreciation	(719)	(719)
	-	-
Deposits	35,000	35,000
Total assets	$ 3,046,041	$ 2,309,516

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016	2015
Current liabilities:		
Accrued expenses	$ 146,778	$ 121,228
Due to related party	414,598	137,092
Total liabilities	561,376	258,320
Commitment		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100	100
Additional paid-in capital	2,067,437	2,067,437
Retained earnings (accumulated deficit)	417,128	(16,341)
Total stockholder's equity	2,484,665	2,051,196
Total liabilities and stockholder's equity	$ 3,046,041	$ 2,309,516

See Notes to Financial Statements.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USI Consulting Group, Inc. (the "Parent"). The Parent is a subsidiary of USI Insurance Services LLC. USI Insurance Services LLC is a wholly-owned subsidiary of USI, Inc. and ultimately Onex USI Holdings Corp., substantially owned by investment funds affiliated with Onex Corporation ("Onex") and certain members of management. Onex is a Toronto, Canada based private-equity firm.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Commission income:

Commission revenue on mutual fund 12b-1 trail fees are recorded on an accrual basis based on a percentage of the mutual fund's net assets.

Commission revenue on sales of shares of mutual funds are recorded on a trade date basis.

Commission revenue on variable annuities and variable life insurance contracts are recognized based on the policy effective date when the data necessary to reasonably determine such commission amounts and policy effective dates has been obtained by the Company. Typically, these types of commissions cannot be reasonably determined until the cash or related commission statement is received by the Company from the insurance carrier.

Note 2 - Summary of significant accounting policies (continued):

Commission income (continued):

Override commissions are also recorded when the data necessary to reasonably determine such amount has been obtained, which is generally when the cash is received.

Cash and cash equivalents:

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2016 and 2015, there are no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2016 and 2015, management of the Company determined an allowance for doubtful accounts is not necessary.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $1,000. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

The Company has no unrecognized tax benefits at December 31, 2016 and 2015. The Company's U.S. Federal income tax returns are statutorily closed for all tax years through December 31, 2012, and all state income tax returns are closed for all tax periods prior to the 2012 tax year. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is currently under audit examination by the Internal Revenue Service for the period ended December 31, 2013. Management believes there is limited audit exposure which will not have a material impact on the financial position of the Company.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 14, 2017, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016 and 2015, the Company has net capital of $2,339,263 and $1,905,201, respectively, which is $2,301,838 and $1,887,980, respectively, in excess of its required net capital of $37,425 and $17,221, respectively. The Company's ratio of aggregate indebtedness to net capital is .24 to 1 and .14 to 1 at December 31, 2016 and 2015, respectively.

The Company's nonallowable assets include a portion of commissions receivable related to Registered Representatives dually employed by the Company and the Parent that were not supported by a waiver of rights to these commissions by such Representatives until the revenue was received by the Company. As such, commissions receivable in the amount of $132,547 and $126,977 were considered nonallowable as of December 31, 2016 and 2015, respectively.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2016 and 2015.

Note 5 - Related party transactions:

In 2013, the Company entered into an Expense Sharing Agreement with the Parent. This agreement includes charges to the Company based on proportionate usage for shared services paid for by the Parent including staff compensation, overhead, systems usage, administrative support, rent and facility charges, accounting, payroll and other management services.

In addition, the Company's Registered Representatives are compensated by the Parent for administrative convenience only.

The Company's commission revenues are mainly derived from sales to customers of entities under common ownership with the Parent.

Note 6 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. Effective March 1, 2012, the lease terms require a monthly fee of $2,350. The agreement expired in February 2016. The agreement automatically renewed for a period of two years and will continue at the same monthly fee. The new lease term will expire in February 2018.

At December 31, 2016, aggregate future minimum lease payments due consist of the following:

Year Ending December 31,	
2017	$28,200
2018	4,700
	$32,900

Note 7 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2016 and 2015, the Company has uninsured cash in the amount of approximately $2,615,000 and $1,878,000, respectively.

Note 8 - Income taxes:

The Company is included in a consolidated tax return with USI Holdings Corporation and records its share of the consolidated tax expense or credit on a separate return basis. As of December 31, 2016 and 2015, the Company has a net income tax liability in the amount of $406,163 and $134,826, respectively, which is included in the due to related party balance on the accompanying statements of financial condition.

USI